Kenneth G. Alberstadt Akerman Senterfitt LLP 335 Madison Avenue Suite 2600 New York, NY 10017 Tel: 212.880.3800 Fax: 212.880.8965 Dir: 212.880.3817 Dir Fax: 212.880.8965 kenneth.alberstadt@akerman.com

November 9, 2011

VIA EDGAR

John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Re:	Comstock Homebuilding Companies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 31, 2011

Definitive Proxy Statement on Schedule 14A

Filed May 17, 2011

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Filed August 12, 2011

File No. 1-32375

Dear Mr. Cash:

On behalf of Comstock Homebuilding Companies, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated October 28, 2011, regarding the above-referenced Form 10-K (the “10-K”), Definitive Proxy Statement on Schedule 14-A (the “Proxy Statement”), and Form 10-Q (“the “10-Q”).

For the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided the Company’s response to each comment immediately thereafter.

akerman.com

BOCA RATON    DALLAS    DENVER    FORT LAUDERDALE     JACKSONVILLE    LAS VEGAS    LOS ANGELES

MADISON    MIAMI    NAPLES    NEW YORK    ORLANDO     PALM BEACH    SALT LAKE CITY    TALLAHASSEE

TAMPA    TYSONS CORNER    WASHINGTON, D.C.     WEST PALM BEACH

John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

November 9, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies and Estimates, page 25

1.	Please tell us what consideration you have given to including your accounting policy for the consolidation of variable interest entities as a critical accounting policy.

In considering whether to include our accounting policy for the consolidation of variable interest entities (“VIEs”) as a critical accounting policy within our 2010 Form 10-K, the Company considered FR-72, Interpretive Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. FR-72 states that companies should consider whether they have made accounting estimates or assumptions where “the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and the impact of the estimates and assumptions on financial condition or operating performance is material.” Historically, our involvement with VIEs was related to situations in which the Company acquired fixed price land or lot options from an entity and paid a significant non-refundable deposit. The Company concluded these arrangements created VIEs and considered whether they should be consolidated. This generally required complex calculations and substantial management judgments and estimates. The Company concluded the nature of these estimates were material due to subjective nature of the estimates and because the conclusion to consolidate, or not, would have a material impact on the financial condition and operating performance of the Company.

However, since the initial conclusion to include our accounting policy for the consolidation of VIEs as a critical accounting policy, the nature of our business has evolved. As described in Item 1 of our 2010 Form 10-K, our business model has evolved from a residential land developer and home builder to a multi-faceted real estate development and services company. The evolution of our business has also changed the nature of our involvement with VIEs. We are no longer involved with entities with which we have fixed price land or lot purchase agreements. Our current involvement with VIEs relates to entities that we already consolidate and believe we would consolidate even if the entities were deemed not to be VIEs. We no longer believe our estimates and assumptions with respect to the consolidation of VIEs requires the same level of subjectivity and judgment. Further, because our VIEs are already consolidated and would be under any consolidation model, we do not believe the estimates and assumptions have a material impact on our financial condition or operating performance. As such, we no longer believe that our accounting policy for the consolidation of VIEs is a critical accounting policy and therefore we have removed the policy from our Critical Accounting Policies and Estimates in Management’s Discussion and Analysis of Financial Condition and Results Operations in our 2010 Form 10-K.

John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

November 9, 2011

Signatures, page 43

2.	Comstock’s controller or principal accounting officer also must sign the annual report on Form 10-K. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the report. See subparagraphs (a) and (b) General Instruction D(2) to Form 10-K, and revise in future filings.

Joseph M. Squeri serves as the Company’s Principal Financial Officer and Principal Accounting Officer. In response to the Staff comment, we will identify Mr. Squeri as the Company’s Principal Financial Officer and Principal Accounting Officer in future filings.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

3.	We refer to the gain on deconsolidation of subsidiaries of $2.0 million and the gain on troubled debt restructuring of $3.4 million, both recorded in 2009. We assume that part of the gain on the deconsolidation of subsidiaries is related to the real estate assets and debt disclosed in note 18 to your financial statements. Please confirm that our understanding is correct. It is not clear, however, as to what the remaining amount is related to and to what the troubled debt restructuring refers to. In this regard, please tell us the facts and circumstances that resulted in the recording of each of these gains in 2009.

As described in note 20 of our consolidated financial statements for the year ended December 31, 2009, the gain on deconsolidation of subsidiaries of $2.0 million shown in our consolidated statement of operations for the year ended December 31, 2009 relates to the deconsolidation of certain of our subsidiaries that filed Chapter 7 bankruptcy petitions on November 12, 2009. After filing the Chapter 7 bankruptcy petitions with the bankruptcy court, the Company no longer had a controlling financial interest in the subsidiaries and the Company was required to deconsolidate the subsidiaries as of the date of the bankruptcy filing.

As described in note 17 of our consolidated financial statements for the year ended December 31, 2009, the gain on troubled debt restructuring of $3.4 million shown in our consolidated statement of operations for the year ended December 31, 2009 relates to agreements with various lenders that resulted in the release of certain obligations and a cumulative gain on troubled debt restructuring of $3.4 million.

The deconsolidation of subsidiaries in note 18 of our consolidated financial statements for the year ended December 31, 2010 relates to our initial adoption of SFAS No. 167, “Amendments to FASB Interpretation No. 46(R),” (codified in ASC 810) on January 1, 2010. The gain of $936,000 was recorded as the cumulative effect of a change in accounting principle to the January 1, 2010 opening retained earnings balance in accordance with the transition provisions of the amended guidance.

John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

November 9, 2011

Definitive Proxy Statement on Schedule 14A

Nominees for Director Standing for Election, page 4; Continuing Directors with Terms Expiring in 2012, page 5; and Continuing Directors with Terms Expiring in 2013, page 5

4.	In future filings, describe briefly the business experience during the past five years of Messrs. David M. Guernsey, James A. MacCutcheon, Norman Chirite, Socrates Verses, and A. Clayton Perfall. See Item 401(e)(1) of Regulation S-K.

In response to the Staff comment, we will describe briefly the business experience during the past five years of Messrs. David M. Guernsey, James A. MacCutcheon, Norman Chirite, Socrates Verses, and A. Clayton Perfall in future filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Exhibit 32.1

5.	Since the 906 certifications by the principal executive officer and principal financial officer refer to the wrong report, please file a full amendment, including new 302 certifications, to the quarterly report on Form 10-Q for the quarter ended June 30, 2011.

In response to the Staff comment, we respectfully advise the Staff that, on August 18, 2011, the Company filed a Current Report on Form 8-K for the sole purpose of filing Exhibit 32.1 to the Company’s Form 10-Q because Exhibit 32.1 filed with the Form 10-Q inadvertently included an incorrect date reference.

John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

November 9, 2011

*            *             *

In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit A to this letter the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (212) 880-3817.

Sincerely,

AKERMAN SENTERFITT

/s/  Kenneth G. Alberstadt

Kenneth G. Alberstadt

cc:	United States Securities and Exchange Commission

Dale Welcome

United States Securities and Exchange Commission

Edward M. Kelly

United States Securities and Exchange Commission

Jay E. Ingram

Mr. Joseph M. Squeri, Chief Financial Officer

Comstock Homebuilding Companies, Inc.

Exhibit A

COMSTOCK HOMEBUILDING COMPANIES, INC.

11465 Sunset Hills Road

Suite 410

Reston, VA 2019

(703) 883-1700

November 9, 2011

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated October 28, 2011, Comstock Homebuilding Companies, Inc. (the “Company”) acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comstock Homebuilding Companies, Inc.

By:	/s/ Joseph M. Squeri
Name: Joseph M. Squeri Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)